Filed with the Securities and Exchange Commission on December 1,
1995
               1933 Act File Nos. 33-67118, 33-59143, 33-64321
               1940 Act File No. 811-07946




               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                        SCHEDULE 13E-4

                 ISSUER TENDER OFFER STATEMENT
   (Pursuant to Section 13(e)(1) of the Securities Exchange Act
                            of 1934)

               AMENDMENT NO. 1 - FINAL AMENDMENT
                              to

               EV CLASSIC SENIOR FLOATING-RATE FUND
                         (Name of Issuer)


               EV CLASSIC SENIOR FLOATING-RATE FUND
               (Name of Person(s) Filing Statement)


           Shares of Beneficial Interest, Without Par Value
                    (Title of Class of Securities)


                           269261 10 3
             (CUSIP Number of Class of Securities)


                       H. Day Brigham, Jr.
                     Eaton Vance Management
                        24 Federal Street
                   Boston, Massachusetts 02110
                         (617) 482-8260
      (Name, Address and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of
                   Person(s) Filing Statement)


                          October 23, 1995
         (Date Tender Offer First Published, Sent or Given to
                          Security Holders)

                               INTRODUCTION


     This Amendment No. 1 is the Final Amendment to the Issuer Tender Offer Statement on Schedule 13E-4 filed electronically on October 20, 1995 (Accession No.: 0000950135-95-002167) by EV
Classic Senior Floating-Rate Fund (the "Trust") with the Securities and Exchange Commission with respect to the Trust's offer to purchase (the "Offer to Purchase") 3,500,000 shares of beneficial interest, without par value (the "Shares").


                   AMENDMENT TO SCHEDULE 13E-4


     Item 1 of the Schedule 13E-4 is hereby revised to read as follows:

     Item 1  Security and Issuer

          The Offer terminated on November 17, at 12:00 a.m., Eastern time. 690,223.023 Shares were tendered in response to the Offer. All such Shares were accepted for purchase by the Trust at a price of $9.99 per share. Eaton Vance Distributors, Inc., the Trust's principal underwriter, tendered no shares pursuant to the Offer. No Shares tendered after the Expiration Date have or will be accepted for purchase by the Trust.

                             SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 1, 1995
(Date)



/s/ James B. Hawkes
James B. Hawkes, President of
EV Classic Senior Floating-Rate Fund